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                                 August 10, 2022

       Robert Striar
       Chief Executive Officer
       Bull Horn Holdings Corp.
       801 S. Pointe Drive, Suite TH-1
       Miami Beach, Florida 33139

                                                        Re: Bull Horn Holdings
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 28, 2022
                                                            File No. 333-265206

       Dear Mr. Striar:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       What interests do the sponsor and Bull Horn's officers and directors and its financial advisors have in the Business Combination?, page 22

   1. We note your new disclosure regarding a potential financing in connection with the
                                                        Business Combination
with Northland acting as placement agent. When known, disclose if the SPAC's sponsors,
directors, officers or their affiliates will participate in the potential financing.
       Unaudited Pro Forma Condensed Combined Financial Information, page 28

   2. We note your response to comment 1. Please specifically address your consideration of the modification
guidance provided in ASC 718 in regards to the exchange of warrants
 Robert Striar
FirstName  LastNameRobert
Bull Horn Holdings Corp. Striar
Comapany
August 10, NameBull
            2022    Horn Holdings Corp.
August
Page 2 10, 2022 Page 2
FirstName LastName
         and whether there is any impact of this guidance that needs to be reflected in the pro forma financial information.
3. We note your response to comment 2. Your disclosures continue to state that you are still determining whether or not this transaction will be pursued, which appears inconsistent with your assertion that the acquisition is probable. Please revise your disclosures as necessary. Please also provide disclosures regarding your basis for determining that these assets will have an alternative future use and should be reflected as an asset rather than expense in the pro forma financial information pursuant to ASC 730-10-25-2.
Risk Factors
Nasdaq may delist the Company's securities from trading on its exchange . . ., page 44

4.       We note your disclosure that in order to continue to maintain the
listing of the Company   s
         securities on Nasdaq, the Company   s stock price would generally be
required to be at least
         $4 per share. Please tell us in your response whether you are referring to Nasdaq Listing
         Rule 5550(a)(2) in this regard and revise your disclosure as appropriate. Additionally, please revise your disclosure to address that the shares of Coeptis
Therapeutics, Inc.   s
         common stock are currently trading at a price below $4.00 per share and to describe the
         material risk that the Company   s common shares could be delisted by
Nasdaq if the
         Company is unable to maintain a minimum price of $1.00 per share, if applicable, or, if the Company is listing under the alternative initial listing requirements, that the Company could be monitored by Nasdaq for penny stock issues. See Nasdaq IM-5505-2.
          Alternatively, please tell us why no such disclosure is needed. Closing Conditions, page 94

5. We note your response to prior comment 4. Given that Coeptis Therapeutics, Inc. is a publicly traded company, with a current trading price below $4.00 per share, please provide us with your analysis as to how using the bid price of Bull
Horn   s ordinary shares
         immediately prior to the closing of the business combination satisfies the applicable
         Nasdaq share price requirement. We also note that while you intend to use the trading price of the Bull Horn shares to meet the share price requirement, you also intend to use the operating history of Coeptis to meet the operating history requirement. Please also provide us with your analysis as to how using the trading price of the Bull Horn ordinary shares for the share price requirement, while using the Coeptis operating history for the operating history requirement, satisfies the applicable Nasdaq listing requirement. Please cite the specific trading price and operating history listing standards you intend to rely upon to list. When appropriate, please tell us whether Nasdaq has preliminarily approved your listing application based on the referenced standards. Description of Negotiation Process with Coeptis, page 99

6. We note your response to prior comment 8 and your revised disclosure on page 100.
         Please revise your disclosure further to describe the nature of the consultations that Bull
 Robert Striar
Bull Horn Holdings Corp.
August 10, 2022
Page 3
      Horn had with JonesTrading and Bridgeway regarding the initial valuation of Coeptis.
Financial Statements of Coeptis Therapeutics Inc.
Note 3. License Right, page F-49

7. We note your response to comment 11 and the proposed disclosures provided. We continue to believe more detailed disclosures need to be provided regarding the significant judgments made and basis for those judgments in determining the Co-Development
      Options have alternative future use and should be recorded as assets pursuant to ASC 730-
      10-25-2. The responses dated June 9, 2022 and July 7, 2022 from Coeptis Therapeutics addressed multiple of these judgments including that the pursuit of FDA approval for the use of CD38 assets for at least one indication or medical device approval is at least reasonably expected as well as that there are third parties interested in the technologies which would enable you to sell your rights or sell the CD38 assets upon the written consent of Vy-Gen Bio, which cannot be reasonably withheld.
Exhibits

8. Please ensure that you also provide an updated consent in a subsequent amendment from the auditors of Bull Horn Holdings Corporation. See Item 601(b)(23) of Regulation S-K.
       You may contact Nudrat Salik at 202-551-3692 or Tracey Houser at 202-551-3736 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert Striar
                                                           Division of
Corporation Finance
Comapany NameBull Horn Holdings Corp.
                                                           Office of Life
Sciences
August 10, 2022 Page 3
cc:       Joshua N. Englard, Esq.
FirstName LastName